

Mail Stop 3561

January 11, 2007

Mr. Dean Wicker
Chief Executive Officer, President and CFO
Newsearch, Inc.
7786 South Forest Street
Littleton, CO 80122

> **RE:** **Newsearch, Inc.**
> **Form 10-KSB/A1 for the year ended December 31, 2005**
> **Filed October 31, 2006**
> **File No. 0-30303**

Dear Mr. Wicker:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10KSB for the year ended December 31, 2005
Item 8A, Controls and Procedures, page 19

1.   In future filings on Form 10KSB, please revise the second paragraph to state that no changes in your internal control over financial reporting identified in connection with the evaluation performed occurred <u>during the fourth fiscal quarter</u> that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

Management Representation

2.   As previously noted, please provide the written representations of the company requested in the closing comments of our letter of August 29, 2006.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Maureen Bauer at 202-551-3237 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies